INFINITY PROPERTY AND CASUALTY CORPORATION
2204 Lakeshore Drive
Birmingham, Alabama 35209

March 11, 2003

Via Edgar and Facsimile
1933 Act Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

RE: S-1 Registration Statement/Registration No. 333-101516

        This is to inform you that the public offering of Senior Notes contemplated by the above-referenced Form S-1 declared effective by the Securities and Exchange Commission on February 14, 2003, has been abandoned by the Registrant, Infinity Property and Casualty Corporation. On behalf of the Registrant, I hereby request that this Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933. The Registrant is making this application in light of market conditions. No securities have been or will be offered or sold pursuant to this Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act of 1933.

Very truly yours, INFINITY PROPERTY AND CASUALTY CORPORATION By: /s/Samuel J. Simon Samuel J. Simon Senior Vice President, General Counsel and Secretary

cc:   Steve Walker, Esq., Securities and Exchange Commission